December 17, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Attention:    Tia L. Jenkins, Senior Assistant Chief Accountant
 Office of Beverages, Apparel, and Mining

Re:	ExamWorks Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
Filed November 9, 2012
File No. 001-34930

Dear Ms. Jenkins:

This letter responds to your letter to ExamWorks Group, Inc. (“ExamWorks” or the “Company”), dated November 30, 2012 regarding the review by the staff of the Commission (the “Staff”) of ExamWorks’ Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarter ended September 30, 2012.

ExamWorks’ response to your comment is as follows:  The guarantor subsidiaries are 100% owned by ExamWorks as defined in Rule 3-10(h)(1) of Regulation S-X.  ExamWorks will clarify its disclosures accordingly in future filings.  Specifically, ExamWorks will clarify or add disclosure to the effect that the guarantor subsidiaries are 100% owned by ExamWorks, the guarantees are made on a joint and several basis and are full and unconditional.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings:

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is satisfactory to the Staff.  Please do not hesitate to call me if you have any questions or wish to discuss this matter further.

Sincerely,

ExamWorks Group, Inc.

By:           /s/  J. Miguel Fernandez de Castro

J. Miguel Fernandez de Castro
Chief Financial Officer
404.952.2400

3280 Peachtree Road, Suite 2625, Atlanta, GA 30305